FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2015

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY
Date: 2 March 2015
EXHIBIT INDEX

EXHIBIT NUMBER        EXHIBIT DESCRIPTION
99                                       Notice to London Stock Exchange dated 2 March 2015

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:	Stock Exchange announcement dated 10 February 2015 entitled ''Director/PDMR Shareholding'
Exhibit 2:	Stock Exchange announcement dated 17 February 2015 entitled 'Director/PDMR Shareholding'
Exhibit 3:	Stock Exchange announcement dated 20 February 2015 entitled 'Director/PDMR Shareholding'
Exhibit 4:	Stock Exchange announcement dated 20 February 2015 entitled 'Director/PDMR Shareholding'

Exhibit 1:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 10 February 2015 of the following transaction which took place on 9 February 2015:

Mr P L Sigismondi (PDMR) - purchase of 4 Unilever PLC Ordinary 3 1/9 pence shares at a price of 2797.91p per share under the Unilever PLC Share Incentive Plan.

The above transaction was carried out in the UK

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:
REBECCA RIGBY - +44(0)207 822 5186

Name of authorised official of issuer responsible for making notification:
TONIA LOVELL - COMPANY SECRETARY

10 February 2015

Exhibit 2:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 16 February 2015 that on 13 February 2015 the following awards under the Unilever Global Share Incentive Plan 2007 (GSIP), the Unilever North America Omnibus Equity Compensation Plan and
the Unilever Management Co-Investment Plan (MCIP) were granted based on the London Stock Exchange closing price of £27.89 on 13 February 2015.

Unilever Global Share Incentive Plan 2007 (GSIP)

Executive Directors and PDMRs receive performance-related Unilever N.V. (NV) and Unilever PLC (PLC) shares in a 50/50 mix. Prior to vesting, Executive Directors and PDMRs are able to choose whether they receive any shares that are due to vest in PLC or NV shares or a 50/50 mix.

The following number of Unilever PLC Ordinary shares of 3 1/9p each were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007:

Mr D Baillie (PDMR)	4,690

Mr D Blanchard (PDMR)	4,690

Mr K Havelock (PDMR)	4,690

Mr R J-M S Huët (Director)	23,140

Mr P G J M Polman (Director)	38,322

Mr N Paranjpe (PDMR)	7,035

Mr A de Saint-Affrique (PDMR)	3,518

Mr P-L Sigismondi (PDMR)	5,863

Ms R Sotamaa (PDMR)	4,690

Mr K F Weed (PDMR)	4,690

Mr J Zijderveld (PDMR)	4,690

The above transactions were carried out in the UK.

Unilever Management Co-Investment Plan (MCIP)

Executive Directors and PDMRs are able to choose whether they invest their annual bonus in NV or PLC shares or a 50/50 mix. Executive Directors and PDMRs receive a corresponding number of performance-related shares (matching shares) under the MCIP. Matching shares will be awarded in the same form as the investment shares (i.e. in NV or PLC shares or a 50/50 mix).

The following number of Unilever PLC Ordinary shares of 3 1/9p each were purchased as part of the individual's investment shares and the following number of matching shares were awarded pursuant to the Unilever Management Co-Investment Plan:

	Investment Shares	Matching Shares
Mr D Blanchard (PDMR)	1,960	1,960

Mr K Havelock (PDMR)	1,781	1,781

Mr R J-M S Huët (Director)	2,839	2,839

Mr N Paranjpe (PDMR)	1,821	1,821

Ms R Sotamaa (PDMR)	1,781	1,781

Mr K F Weed (PDMR)	4,752	4,752

The above transactions were carried out in the UK.

Unilever North America 2002 Omnibus Equity Plan

Executive Directors and PDMRs receive performance-related NV and PLC shares in a 50/50 mix. Prior to vesting, Executive Directors and PDMRs are able to choose whether they receive any shares that are due to vest in PLC or NV shares or a 50/50 mix.

The following number of Unilever PLC Ordinary shares of 3 1/9p each were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007:

Mr K Kruythoff (PDMR)	5,863

The above transactions were carried out in the UK.

Unilever North America 2002 Omnibus Equity Plan

Unilever PLC was notified on 16 February 2015 that on 13 February 2015 the following awards pursuant to the Unilever Global Share Incentive Plan 2007 (GSIP) and the Unilever Management Co Investment Plan (MCIP) under the
Unilever North America Omnibus Equity Compensation Plan were granted based on the New York Stock Exchange closing price of $43.03 on 13 February 2015.

Executive Directors and PDMRs receive performance-related NV and PLC shares in a 50/50 mix. Prior to vesting, Executive Directors and PDMRs are able to choose whether they receive any shares that are due to vest in PLC or NV shares or a 50/50 mix.

The following number of Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007:

Mr A Jope (PDMR)	7,033

Executive Directors and PDMRs are able to choose whether they invest their annual bonus in NV or PLC shares or a 50/50 mix. Executive Directors and PDMRs receive a corresponding number of performance-related shares (matching shares) under the MCIP. Matching shares will be awarded in the same form as the investment shares (i.e. in NV or PLC shares or a 50/50 mix).

The following number of Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share were awarded with conditional rights pursuant to the Unilever Management Co-Investment Plan:

	Investment Shares	Matching Shares
Mr A Jope (PDMR)	1,247	1,247

The above transactions were carried out in the USA.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:
REBECCA RIGBY - +44(0)207 822 5186

Name of authorised official of issuer responsible for making notification:
TONIA LOVELL - COMPANY SECRETARY

17 February 2015

Exhibit 3:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 19 February 2015 that on 17 February 2015 the following awards under the Unilever Global Share Incentive Plan 2007 (GSIP) and the Unilever Management Co-Investment Plan (MCIP) vested based on the London Stock Exchange closing price of £28.01 on 17 February 2015.

UnileverGlobal Share Incentive Plan 2007 (GSIP)

The following number of Unilever PLC Ordinary shares of 3 1/9p each were awarded in February 2012 with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007:

Mr D Blanchard (PDMR) received 7,267 Unilever PLC Ordinary shares of 3 1/9p each after 4,845 were withheld to meet tax liabilities.

Mr K Havelock (PDMR) received 10,355 Unilever PLC Ordinary shares of 3 1/9p each after 9,184 were withheld to meet tax liabilities.

Mr J-M Huët (Director) received 21,462 Unilever PLC Ordinary shares of 3 1/9p each after 19,034 were withheld to meet tax liabilities.

Mr N Paranjpe (PDMR) received 3,778 Unilever PLC Ordinary shares of 3 1/9p each after 2,520 were withheld to meet tax liabilities.

Share choice was offered which allows ULE members to choose, just before vesting, whether they want to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC).

Mr K F Weed (PDMR) elected to receive only PLC shares. To calculate the effect of 'share choice' on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor (121%) and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (for Mr Weed: NV shares) is converted into the currency of the chosen share type (for Mr Weed: PLC shares), divided by the closing share price on vesting and this number of PLC shares is added to the original number of PLC shares that vested. His original award of 11,502 NV shares is cancelled and reduced to nil.

Mr K F Weed (PDMR) received 16,298 Unilever PLC Ordinary shares of 3 1/9p each after 14,453 were withheld to meet tax liabilities.

The following Director and 5 PDMRs elected to receive only NV shares. To calculate the effect of 'share choice' on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor (121%) and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (PLC shares) is converted into the currency of the chosen share type (NV shares), divided by the closing share price on vesting and this number of NV shares is added to the original number of NV shares that vested.

Mr D Baillie (PDMR) original award of 16,102 PLC shares is cancelled and reduced to nil.

Mr K Kruythoff (PDMR) original award of 11,502 PLC shares is cancelled and reduced to nil.

Mr P Polman (Director) original award of 38,676 PLC shares is cancelled and reduced to nil.

Mr P L Sigismondi's (PDMR) original award of 14,377 PLC shares is cancelled and reduced to nil.

Mr A de Saint-Affrique (PDMR) original award of 11,502 PLC shares is cancelled and reduced to nil.

Mr J Zijderveld (PDMR) original award of 11,502 PLC shares is cancelled and reduced to nil.

Unilever Management Co-Investment Plan (MCIP)

The following number of Unilever PLC Ordinary shares of 3 1/9p each were awarded in February 2012 with conditional rights pursuant to the Unilever Global Management Co-Investment Plan:

Mr D Blanchard (PDMR) received 3,217 Unilever PLC Ordinary shares of 3 1/9p each after 2,146 were withheld to meet tax liabilities.

Mr K Havelock (PDMR) received 2,732 Unilever PLC shares of 3 1/9p each after 2,424 were withheld to meet tax liabilities.

Mr J-M Huët (Director) received 2,628 Unilever PLC Ordinary shares of 3 1/9p each after 2,332 were withheld to meet tax liabilities.

Share choice was offered which allows ULE members to choose, just before vesting, whether they want to receive net shares in the share types originally granted (NV and PLC) or one share type only (NV or PLC).

Mr K F Weed (PDMR) elected to receive only PLC shares. To calculate the effect of 'share choice' on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor (121%) and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (for Mr Weed: NV shares) is converted into the currency of the chosen share type (for Mr Weed: PLC shares), divided by the closing share price on vesting and this number of PLC shares is added to the original number of PLC shares that vested. His original award of 5,608 NV shares is cancelled and reduced to nil.

Mr K F Weed (PDMR) received 7,946 Unilever PLC Ordinary shares of 3 1/9p each after 7,048 were withheld to meet tax liabilities.

The following Director and 5 PDMRs elected to receive only NV shares. To calculate the effect of 'share choice' on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor (121%) and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (PLC shares) is converted into the currency of the chosen share type (NV shares), divided by the closing share price on vesting and this number of NV shares is added to the original number of NV shares that vested.

Mr D Baillie (PDMR) original award of 4,499 PLC shares is cancelled and reduced to nil.

Mr K Kruythoff (PDMR) original award of 1,123 PLC shares is cancelled and reduced to nil.

Mr P Polman (Director) original award of 17,772 PLC shares is cancelled and reduced to nil.

Mr P L Sigismondi's (PDMR) original award of 6,882 PLC shares is cancelled and reduced to nil.

Mr A de Saint-Affrique (PDMR) original award of 2,611 PLC shares is cancelled and reduced to nil.

Mr J Zijderveld (PDMR) original award of 4,655 PLC shares is cancelled and reduced to nil.

The above transactions were carried out in the UK.

Unilever PLC was notified on 19 February 2015 that on 17 February 2015 the following shares were received following the vest of awards under the Unilever North America 2002 Omnibus Equity Compensation Plan
based on the New York Stock Exchange closing price of $43.03 on 17 February 2015.

Unilever North America 2002 Omnibus Equity Compensation Plan

The following number of Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share were awarded in February 2012 with conditional rights pursuant to the Unilever North America 2002 Omnibus Equity Compensation Plan:

Mr A Jope (PDMR) received 11,167 Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007 after 8,071 were withheld to meet tax liabilities.

Mr A Jope (PDMR) received 3,048 Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share with conditional rights pursuant to the Unilever Global Management Co-Investment Plan after 2,203 were withheld to meet tax liabilities.

The above transactions were carried out in the USA.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:
REBECCA RIGBY - +44(0)207 822 5186

Name of authorised official of issuer responsible for making notification:
TONIA LOVELL - COMPANY SECRETARY

20 February 2015

Exhibit 4:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 20 February 2015 of the following transaction which took place on 20 February 2015:

Mr K C F Weed (PDMR) - sold 24,244 Unilever PLC Ordinary 3 1/9 pence shares at a price of 2794p per share.

The above transactions were carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:
REBECCA RIGBY - +44(0)207 822 5186

Name of authorised official of issuer responsible for making notification:
TONIA LOVELL - COMPANY SECRETARY

20 February 2015